New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 641-4349

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November 12, 2021

Ms. Kathleen Schaefer
Senior Vice President, Finance
Mallinckrodt Plc.
675 McDonnell Blvd.
St. Louis, MO  63042

Former Directors – All Members Mallinckrodt Plc. 53 Frontage Road, Shelbourne Building Hampton, N.J. 08827

Ms. Joann Reed, Interim Director
Mr. Carlos V. Paya, M.D., Ph. D., Interim Director
 Mr. Angus Russell, Former Chairman
Mr. J. Martin Carroll, Former Director
Mr. Paul R. Carter, Former Director
                Mr. David Norton, Former Director
Ms. Anne C. Whitaker, Former Director
Mr. Mark Trudeau, Former Director
Mr. Kneeland Youngblood, Former Director
                Mr. David Carlucci, Former Director
                Ms. Stephanie Miller, Corporate Secretary

U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	Mr. Gary Gensler, Chairman Ms. Allison Herren Lee, Commissioner Ms. Hester M. Peirce, Commissioner Mr. Elad L. Roisman, Commissioner Ms. Caroline Crenshaw, Commissioner

Attn:  Office of the Whistleblower

ENF-CPU (U.S. Securities & Exchange Commission)

14420 Albemarle Point Place, Suite 102
Chantilly, VA 20151-1750

Deloitte Touche Tohmatsu Limited 30 Rockefeller Plaza, 41st Floor New York, N.Y. 10112	Board of Directors, All Members Mr. Anthony Viel, Chief Executive Officer Mr. Marc Perron, Chief Client Officer Mr. Iseo Pasquali, Chief Business and Financial Officer

Office of the Director of Corporate Enforcement 16 Parnell Square Dublin 1 D01 W5C2, Ireland	Ms. Marian Lynch Ms. Xana McCarthy, Investigator Ms. Suzanne Gunne, Enforcement Lawyer Mr. Ian Drennan, Director of Corporate Enforcement

Re:   November 3, 2021, Resignation as Senior Vice President, Finance - Mallinckrodt Plc.

Ms. Schaefer:

The Buxton Helmsley Group, Inc. ("BHG") addresses this letter to you, after your announced resignation on November 3, 2021, via the 8-K filed by Mallinckrodt Plc. (the "Company").  First of all, we understand the sheer difficulty of the decision that you had to make, in light of the situation at the Company.  That said, we admire and respect you for choosing to exit a situation when you know it is not right.  It was utmost wise for you to signify you do not condone the false statements of financials being signed off on by Mr. Reasons quarter after quarter (that is, if this Company wants to stick to their story in the bankruptcy court).  That said, BHG will be engaged in continued correspondence with both the U.S. Securities and Exchange Commission (the "Commission") and Ireland's Office of the Director of Corporate Enforcement (the "O.D.C.E."), for which will very likely (especially, after any possible Irish High Court proceedings, for which our Irish counsel will be present) result in category 2 offenses for all directors and officers continuing to stand behind these knowingly false statements of financials being given (whether those being filed with the Commission, or those statements of financials being given to the U.S. Bankruptcy Court), pursuant to the Companies Act of 2014, § 717(a).  Such remaining/continuing directors' and officers' violating, and aiding and abetting violations of, the antifraud, periodic reporting, books and records, and internal controls provisions, is also an offense under U.S. federal securities laws, Section 17(a) of the Securities Act of 1933, and Section 10(b) of the Securities Exchange Act of 1934, and the Exchange Act Rule 10b-5 (with regards to the insider trading violations that have occurred); and for aiding and abetting the violation of Sections 13(a), and 13(b)(2)(A) and (B) of the Exchange Act, and Exchange Act Rules 12b-20 and 13a-11.

Due to the likelihood of investigations to occur (with those investigations already, at least informally, underway), BHG finds it incredibly risky that you remain the named principal accounting officer temporarily (if Mr. Reasons wants to take responsibility for the false statements of financials, let him, and immediately), in fear that it may not appropriately signify maximum innocence on your part in the situation, especially during any possible proceedings in the High Court of Ireland.  We realize that you are likely being pressured to remain, but that will severely affect the perception of your culpability in this situation, which would leave you open to a category 2 offense (carrying up to 5 years in prison) as well.  It is no coincidence that your formal exit date as principal accounting officer coincides with the time this Company will exit U.S. proceedings with a plan in hand that was confirmed in light of false statements of financials, thereby allowing them to pin you as being culpable from start to finish.  Rather than announcing that you were innocent in the process and were resigning immediately over disagreement, the Company would rather pin liability on you, with a greedy goal of stuffing the false statements of financials under the public façade instead of ensuring your protection as an innocent party (BHG believes you are, but the 8-K announces that you are complicit and condone these accounting practices).  You deserve better than to appear culpable in this situation (this Company's remaining board and management is pulling a fast one on you, making you think you are off the hook, when you are not), and should demand immediate resignation if you do not agree with what this Company is doing.  You very clearly are aware that the willful accounting violations occurring are fatal and fraudulent.  Your resignation did not occur just days after our open letter to the Commission detailing accounting fraud (along with the numerous other acts of fraud) "just because".  We are not naïve to that, as much as this Company so hollowly and desperately attempted to claim that your resignation had no relation to a disagreement with accounting practices.

BHG would, further, like to note that we realize remaining members of this Company's dismissed board of directors and management likely are attempting to "buy" (through a severance agreement) the secrecy of the information and knowledge you possess surrounding what has transpired in the last year or more.  Concealing that information also will not look good upon a securities fraud investigation becoming known to you - that would then be too late to take initiative to proclaim your innocence to federal authorities.  Any severance agreement, contrary to any representations made to you by the Company or its legal counsel, may not (and would be illegal to) include any release or clause that should affect/release/impede on your rights as a whistleblower under Section 21F of the Exchange Act.  See Securities Whistleblower Incentives and Protections, 76 Fed. Reg. at 34304 ("employers may not require employees to waive or limit their anti-retaliation rights under Section 21F").  For that reason, you should regard any payment made with an intent to buy your secrecy, a mere gift from this Company's board and management that put you into such a shameful predicament out of nothing but their own greed that they will try to pin on you.  By acting as a whistleblower under Section 21F of the Exchange Act, more than ensuring you are understood as innocent in this situation, you may be entitled to up to 30% of any monetary sanctions resulting from the information you put forth to federal authorities, as a whistleblower.  You should speak with independent, competent legal counsel, to understand your full rights under the Exchange Act's whistleblower provisions.  We urge you to deliver all information you wish to put forth as a whistleblower to those Commission and ODCE representatives named on this letter, whose e-mail and physical addresses may also be found at the top of this letter.

I would also urge you to review this article ("SEC Targets Severance Agreements That Impede Whistleblowers"):  https://www.employerslawyersblog.com/2017/02/sec-targets-severance-agreements-that-impede-whistleblowers.html

If you should wish to speak with BHG about any of the information herein, or there is any way at all that we may be able to assist you in this process (it is truly unfortunate), we urge you to reach out; we are here to help any way that we may be able to.  My personal contact information may be found on this letterhead.  Very finally, we appreciate you for doing the right thing in this situation; we know that such a decision was far from easy.

Very Truly Yours,

Alexander Parker

Senior Managing Director

The Buxton Helmsley Group, Inc.